UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

America First Multifamily Investors, L.P.
(Exact name of registrant as specified in its charter)
Delaware	47-0810385
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1004 Farnam Street, Suite 400 Omaha, Nebraska	68102
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Beneficial unit certificates representing assigned limited partnership interests (“BUCs”)	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Amendment No. 1 amends the Registration Statement on Form 8-A (File No. 000-24843) originally filed with the Securities and Exchange Commission by America First Multifamily Investors, L.P. (the “Partnership”) on August 27, 1998 in order to update, and amend and restate in its entirety, the description of the Partnership’s beneficial unit certificates representing assigned limited partnership interests (the “Units”).

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

DESCRIPTION OF THE UNITS

Beneficial Unit Certificates

The Partnership’s Units are beneficial unit certificates that represent assignments by the initial limited partner of its entire limited partner interest in the Partnership. Although Unitholders will not be limited partners of the Partnership and have no right to be admitted as limited partners, they will be bound by the terms of the America First Multifamily Investors, L.P. First Amended and Restated Agreement of Limited Partnership dated September 15, 2015, as amended (the “Partnership Agreement”) and will be entitled to the same economic benefits, including the same share of income, gains, losses, deductions, credits, and cash distributions, as if they were limited partners of the Partnership.

For a description of the rights and privileges of the holders of our Units and the Partnership’s limited partners, including, among others things, rights to distributions, voting rights, and rights to receive reports, see “The Partnership Agreement” below.

Transfers of Units

The Units are issued in registered form only and, except as noted below, are freely transferable. The Units are listed on the NASDAQ Global Select Market under the symbol “ATAX.”

A purchaser of Units will be recognized as a Unitholder for all purposes on the books and records of the Partnership on the day on which America First Capital Associates Limited Partnership 2, the general partner of the Partnership (the “General Partner”) (or other transfer agent appointed by the General Partner) receives satisfactory evidence of the transfer of Units. All Unitholder rights, including voting rights, rights to receive distributions, and rights to receive reports, and all allocations in respect of Unitholders, including allocations of income and expenses, will vest in, and be allocable to, Unitholders as of the close of business on such day.  American Stock Transfer & Trust Company, LLC, of New York, New York has been appointed by the General Partner to act as the registrar and transfer agent for the Units.

A transfer or assignment of 50% or more of the outstanding Units within a 12-month period may terminate the Partnership for federal income tax purposes, which may result in adverse tax consequences to Unitholders. In order to protect against such a termination, the Partnership Agreement permits the General Partner to suspend or defer any transfers or assignments of limited partnership interests at any time after it determines that 45% or more of all partnership interests and Units may have been transferred (as defined by the federal income tax laws) within a 12-month period and that the resulting termination of the Partnership for tax purposes would adversely affect the economic interests of the Unitholders. Any deferred transfers will be effected (in chronological order to the extent practicable) on the first day of the next succeeding period in which transfers can be effected without causing a termination of the Partnership for tax purposes or any adverse effects from such termination, as the case may be.

In addition, the Partnership Agreement grants the General Partner the authority to take such action as it deems necessary or appropriate, including action with respect to the manner in which Units are being or may be transferred or traded, in order to preserve the status of the Partnership as a partnership for federal income tax purposes or to ensure that limited partners (including Unitholders) will be treated as limited partners for federal income tax purposes.

THE PARTNERSHIP AGREEMENT

General

The rights and obligations of Unitholders and the General Partner are set forth in the Partnership Agreement.  The following is a summary of the material provisions of the Partnership Agreement.  This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the Partnership Agreement, which is incorporated by reference herein.  With regard to provisions regarding the transfer of Units, please read “Description of the Units – Transfers of Units” above.  With regard to certain U.S. federal income tax considerations with respect to the purchase, ownership, and disposition of the Units, please read “U.S. Federal Income Tax Considerations” below.

Organization and Duration

The Partnership was organized in 1998 and has a perpetual existence.

Purpose

The purpose of the Partnership under the Partnership Agreement is to engage directly in, or enter into or form, hold, and dispose of any corporation, partnership, joint venture, limited liability company, or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), and do anything necessary or appropriate to the foregoing.  In this regard, the purpose of the Partnership includes, without limitation, the acquisition, holding, selling, and otherwise dealing with mortgage revenue bonds and other instruments backed by multifamily residential properties, and other investments as determined by the General Partner.

Management

Management by General Partner

Under the terms of the Partnership Agreement, the General Partner has full, complete, and exclusive authority to manage and control the business affairs of the Partnership. Such authority specifically includes, but is not limited to, the power to (i) acquire, hold, refund, reissue, remarket, securitize, transfer, foreclose upon, sell or otherwise deal with the investments of the Partnership, (ii) issue additional Units and other Partnership securities, borrow money, and issue evidences of indebtedness, (iii) apply the proceeds from the sale or the issuance of additional Units or other Partnership securities to the acquisition of additional revenue bonds (and associated taxable mortgages) and other types of investments meeting the Partnership’s investment criteria, (iv) issue options, warrants, rights, and other equity instruments relating to Units under employee benefit plans and executive compensation plans maintained or sponsored by the Partnership and its affiliates, (v) issue Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, and (vi) engage in spin-offs and other similar transactions, and otherwise transfer or dispose of Partnership assets pursuant to such transactions. The Partnership Agreement provides that the General Partner and its affiliates may and shall have the right to provide goods and services to the Partnership subject to certain conditions. The Partnership Agreement also imposes certain limitations on the authority of the General Partner, including restrictions on the ability of the General Partner to dissolve the Partnership without the consent of a majority in interest of the limited partners.

Other than certain limited voting rights discussed under “Voting Rights,” the Unitholders do not have any authority to transact business for, or participate in the management of, the Partnership. The only recourse available to Unitholders in the event that the General Partner takes actions with respect to the business of the Partnership with which Unitholders do not agree is to vote to remove the General Partner and admit a substitute general partner. See “Removal or Withdrawal of the General Partner” below.

Change of Management Provisions

The Partnership Agreement contains provisions that are intended to discourage any person or group from attempting to remove the General Partner or otherwise changing the Partnership’s management, and thereby achieve a takeover of the Partnership, without first negotiating such acquisition with the Board of Managers of Burlington Capital, LLC, which is the general partner of the Partnership’s General Partner (“Burlington Capital”).  In this regard, the Partnership Agreement provides that if any person or group (other than the General Partner and its affiliates) acquires beneficial ownership of 20% or more of any class of Partnership securities (including Units), that person or group loses voting rights with respect to all of his, her, or its securities and such securities will not be considered “outstanding” for voting or notice purposes, except as required by law.  This loss of voting rights will not apply to any person or group that acquires the securities from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner, or to any person or group who acquires the securities with the prior approval of the Board of Managers of Burlington Capital.

In addition, the Partnership Agreement provides that, under circumstances where the General Partner withdraws without violating the Partnership Agreement or is removed by the Unitholders without cause, the departing General Partner will have the option to require the successor general partner to purchase the general partner interest of the departing General Partner and its general partner distribution rights for their fair market value.  See “– Withdrawal or Removal of the General Partner” below.

Issuance of Partnership Securities

As of the date hereof, other than the interest of the General Partner in the Partnership, our only outstanding Partnership securities are the BUCs and the Series A Preferred Units representing limited partnership interests in the Partnership (“Series A Preferred Units”).  The Partnership Agreement provides that the General Partner may cause the Partnership to issue additional Units from time to time on such terms and conditions as it shall determine.  In addition, subject to certain approval rights of the holders of Series A Preferred Units for issuances adversely affecting the Series A Preferred Units, the Partnership Agreement authorizes the General Partner to issue additional limited partnership interests and other Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, as determined by the General Partner without the approval of Unitholders.

It is possible that we will fund acquisitions of our investments and other business operations through the issuance of additional Units, preferred units, or other equity securities.  The holders of Units do not have a preemptive right to acquire additional Units or other Partnership securities.  All limited partnership interests issued pursuant to and in accordance with the Partnership Agreement are considered fully paid and non-assessable limited partnership interests in the Partnership.

Under the Partnership Agreement, holders of the Series A Preferred Units are entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A Preferred Units, payable quarterly.  In the event of any liquidation, dissolution, or winding up of the Partnership, the holders of the Series A Preferred Units are entitled to a liquidation preference in connection with their investments in an amount equal to $10.00 per Series A Preferred Unit, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution.

With respect to anticipated quarterly distributions and rights upon liquidation, dissolution, or the winding-up of the Partnership’s affairs, the Series A Preferred Units rank senior to the BUCs and to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units.  The Series A Preferred Units have no stated maturity, are not subject to any sinking fund requirements, and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership.  Upon the sixth anniversary of the closing of the sale of Series A Preferred Units to a holder thereof, and upon each anniversary thereafter, each holder of Series A Preferred Units will have the right to redeem, in whole or in part, the Series A Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus an amount equal to all declared and unpaid distributions.  Holders of Series A Preferred Units will have no voting rights except for limited voting rights relating to issuances of Partnership securities adversely affecting the Series A Preferred Units.

Cash Distributions

General

The Partnership Agreement provides that all Net Interest Income generated by the Partnership that is not contingent interest will be distributed 99% to the limited partners and Unitholders as a class and 1% to the General Partner.  In addition, the Partnership Agreement provides that the General Partner is entitled to 25% of Net Interest Income representing contingent interest up to a maximum amount equal to 0.9% per annum of the principal amount of all mortgage bonds held by the Partnership, as the case may be.

Interest Income of the Partnership includes all cash receipts, except for (i) capital contributions, (ii) Residual Proceeds (defined below), or (iii) the proceeds of any loan or the refinancing of any loan.  “Net Interest Income” of the Partnership means all Interest Income plus any amount released from the Partnership’s reserves for distribution, less expenses and debt service payments and any amount deposited in reserve or used or held for the acquisition of additional investments.

The Partnership Agreement provides that Net Residual Proceeds (whether representing a return of principal or contingent interest) will be distributed 100% to the limited partners and Unitholders as a class, except that 25% of Net Residual Proceeds representing contingent interest will be distributed to the General Partner until it receives a maximum amount per annum (when combined with all distributions to it of Net Interest Income representing contingent interest during the year) equal to 0.9% of the principal amount of the Partnership’s mortgage bonds.  Under the terms of the Partnership Agreement, “Residual Proceeds” means all amounts received by the Partnership upon the sale of any asset or from the repayment of principal of any bond. “Net Residual Proceeds” means, with respect to any distribution period, all Residual Proceeds received by the Partnership during such distribution period, plus any amounts released from reserves for distribution, less all expenses that are directly attributable to the sale of an asset, amounts used to discharge indebtedness, and any amount deposited in reserve or used or held for the acquisition of investments. Notwithstanding its authority to invest Residual Proceeds in additional investments, the General Partner does not intend to use this authority to acquire additional investments indefinitely without distributing Net Residual Proceeds to the limited partners and Unitholders. Rather, it is designed to afford the General Partner the ability to increase the income-generating investments of the Partnership in order to potentially increase the Net Interest Income from, and value of, the Partnership.

With respect to the cash available for distribution to the limited partners, and subject to the preferential rights of the holders of any class or series of our Partnership securities ranking senior to the Series A Preferred Units with respect to distribution rights, holders of Series A Preferred Units are entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A Preferred Units, payable quarterly.  The Series A Preferred Units rank senior to our BUCs with respect to the payment of distributions and to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units.

Distributions Upon Liquidation

Upon the dissolution of the Partnership, the proceeds from the liquidation of its assets will be first applied to the payment of the obligations and liabilities of the Partnership and the establishment of any reserves therefor as the General Partner determines to be necessary, and then distributed to the partners (including both the General Partner and limited partners) and Unitholders in proportion to, and to the extent of, their respective capital account balances, and then in the same manner as Net Residual Proceeds.  With respect to the liquidation proceeds available for distribution to the limited partners, the holders of the Series A Preferred Units are entitled to a liquidation preference in an amount equal to $10.00 per Series A Preferred Unit, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution.  The Series A Preferred Units rank senior to our BUCs with respect to distributions upon liquidation, dissolution, or the winding-up of the Partnership’s affairs, and senior to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units.

Timing of Cash Distributions

The Partnership currently makes quarterly cash distributions to Unitholders. However, the Partnership Agreement allows the General Partner to elect to make cash distributions on a more or less frequent basis provided that distributions are made at least semiannually. Regardless of the distribution period selected by the General Partner, cash distributions to Unitholders must be made within 60 days of the end of each such period.  Distributions declared on the Series A Preferred Units are payable quarterly in arrears.

Allocation of Income and Losses

Income and losses from operations will be allocated 99% to the limited partners and Unitholders as a class and 1% to the General Partner. Income arising from a sale of or liquidation of the Partnership’s assets will be first allocated to the General Partner in an amount equal to the Net Residual Proceeds or liquidation proceeds distributed to the General Partner from such transaction, and the balance will be allocated to the limited partners and Unitholders as a class. Losses from a sale of a property or from a liquidation of the Partnership will be allocated among the partners in the same manner as the Net Residual Proceeds or liquidation proceeds from such transaction are distributed.

Determination of Allocations to Unitholders

Income and losses will be allocated on a monthly basis to the Unitholders of record as of the last day of a month. If a Unitholder is recognized as the record holder of Units on such date, such Unitholder will be allocated all income and losses for such month. Cash distributions will be made to the Unitholders of record as of the last day of each distribution period. If the Partnership recognizes a transfer prior to the end of a distribution period, the transferee will be deemed to be the holder for the entire distribution period and will receive the entire cash distribution for such period. Accordingly, if the General Partner selects a quarterly or semiannual distribution period, the transferor of Units during such a distribution period may be recognized as the record holder of the Units at the end of one or more months during such period and be allocated income or losses for such months but not be recognized as the record holder of the Units at the end of the period and, therefore, not be entitled to a cash distribution for such period. The General Partner retains the right to change the method by which income and losses of the Partnership will be allocated between buyers and sellers of Units during a distribution period based on consultation with tax counsel and accountants. However, no change may be made in the method of allocation of income or losses without written notice to the Unitholders at least 10 days prior to the proposed effectiveness of such change unless otherwise required by law.

Payments to the General Partner

Fees

In addition to its share of Net Interest Income and Net Residual Proceeds and reimbursement for expenses, the General Partner is entitled to an administrative fee in an amount equal to 0.45% per annum of the principal amount of the revenue bonds, other investments, and taxable mortgage loans held by the Partnership. In general, the administrative fee is payable by the owners of the properties financed by the revenue bonds held by the Partnership, but is subordinate to the payment of all base interest to the Partnership on the bonds. As of June 30, 2016, four of the mortgage revenue bonds held by the Partnership provided for the payment of this administrative fee to the General Partner by the owner of the financed property. The General Partner may seek to negotiate the payment of the administrative fee in connection with the acquisition of additional revenue bonds by the Partnership by the owner of the financed property or by another third party. However, the Partnership Agreement provides that the administrative fee will be paid directly by the Partnership with respect to any investments for which the administrative fee is not payable by a third party. In addition, the Partnership Agreement provides that the Partnership will pay the administrative fee to the General Partner with respect to any foreclosed mortgage bonds.

Reimbursement of Expenses

In addition to the cash distributions and fee payments to the General Partner described above, the Partnership will reimburse the General Partner or its affiliates on a monthly basis for the actual out-of-pocket costs of direct telephone and travel expenses incurred in connection with the business of the Partnership, direct out-of-pocket fees, expenses, and charges paid to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing, and public relations services, expenses of preparing and distributing reports to limited partners and Unitholders, an allocable portion of the salaries and fringe benefits of non-officer employees of Burlington Capital, insurance premiums (including premiums for liability insurance that will cover the Partnership, the General Partner, and Burlington Capital), the cost of compliance with all state and federal regulatory requirements and NASDAQ listing fees and charges, and other payments to third parties for services rendered to the Partnership. The General Partner will also be reimbursed for any expenses it incurs acting as tax matters partner for the Partnership.  The Partnership will not reimburse the General Partner or its affiliates for the travel expenses of the president of Burlington Capital or for any items of general overhead. The Partnership will not reimburse the General Partner or Burlington Capital for any salaries or fringe benefits of any of the executive officers of Burlington Capital. The Partnership’s independent accountants are required to verify that any reimbursements received by the General Partner from the Partnership were for expenses incurred by the General Partner or its affiliates in connection with the conduct of the business and affairs of the Partnership or the acquisition and management of its assets and were otherwise permissible reimbursements under the terms of the Partnership Agreement. The annual report to Unitholders is required to itemize the amounts reimbursed to the General Partner and its affiliates.

Payments for Goods and Services

The Partnership Agreement provides that the General Partner and its affiliates may provide goods and services to the Partnership. The provision of any goods and services by the General Partner or its affiliates to the Partnership must be part of their ordinary and ongoing business in which it or they have previously engaged, independent of the activities of the Partnership, and such goods and services shall be reasonable for and necessary to the Partnership, shall actually be furnished to the Partnership, and shall be provided at the lower of the actual cost of such goods or services or the competitive price charged for such goods or services for comparable goods and services by independent parties in the same geographic location. All goods and services provided by the General Partner or any affiliates must be rendered pursuant to a written contract containing a clause allowing termination without penalty on 60 days’ notice to the General Partner by the vote of the majority in interest of the Unitholders.  Any payment made to the General Partner or any affiliate for goods and services must be fully disclosed to all limited partners and Unitholders. The General Partner does not currently provide goods and services to the Partnership other than its services as General Partner. If the Partnership acquires ownership of any property through foreclosure of a revenue bond, the General Partner or an affiliate may provide property management services for such property and, in such case, the Partnership will pay such party its fees for such services. Under the Partnership Agreement, such property management fees may not exceed the lesser of (i) the fees charged by unaffiliated property managers in the same geographic area, or (ii) 5% of the gross revenues of the managed property.

Liability of Partners and Unitholders

Under the Delaware LP Act and the terms of the Partnership Agreement, the General Partner will be liable to third parties for all general obligations of the Partnership to the extent not paid by the Partnership. However, the Partnership Agreement provides that the General Partner has no liability to the Partnership for any act or omission reasonably believed to be within the scope of authority conferred by the Partnership Agreement and in the best interest of the Partnership. The Partnership Agreement also provides that, except as otherwise expressly set forth in the Partnership Agreement, the General Partner does not owe any fiduciary duties to the limited partners and Unitholders.  Therefore, Unitholders may have a more limited right of action against the General Partner than they would have absent those limitations in the Partnership Agreement.  The Partnership Agreement also provides for indemnification of the General Partner and its affiliates by the Partnership for certain liabilities that the General Partner and its affiliates may incur in connection with the business of the Partnership; provided that no indemnification will be available to the General Partner and/or its affiliates if there has been a final judgment entered by a court determining that the General Partner’s and/or affiliate’s conduct for which indemnification is requested constitutes fraud, bad faith, gross negligence, or willful misconduct. To the extent that the provisions of the Partnership Agreement include indemnification for liabilities arising under the Securities Act of 1933, as amended, such provisions are, in the opinion of the SEC, against public policy and, therefore, unenforceable.

No Unitholder will be personally liable for the debts, liabilities, contracts, or any other obligations of the Partnership unless, in addition to the exercise of his or her rights and powers as a Unitholder, he or she takes part in the control of the business of the Partnership. It should be noted, however, that the Delaware LP Act prohibits a limited partnership from making a distribution that causes the liabilities of the limited partnership to exceed the fair value of its assets. Any limited partner who receives a distribution knowing that the distribution was made in violation of this provision of the Delaware LP Act is liable to the limited partnership for the amount of the distribution. This provision of the Delaware LP Act likely applies to Unitholders. In any event, the Partnership Agreement provides that to the extent our initial limited partner is required to return any distributions or repay any amount by law or pursuant to the Partnership Agreement, each Unitholder who has received any portion of such distributions is required to repay his or her proportionate share of such distribution to our initial limited partner immediately upon notice by the initial limited partner to such Unitholder. Furthermore, the Partnership Agreement allows the General Partner to withhold future distributions to Unitholders until the amount so withheld equals the amount required to be returned by the initial limited partner. Because Units are transferable, it is possible that distributions may be withheld from a Unitholder who did not receive the distribution required to be returned.

Voting Rights of Unitholders

The Partnership Agreement provides that the initial limited partner will vote its limited partnership interests as directed by the Unitholders. Accordingly, except as described below regarding a person or group owning 20% or more of any class of Partnership securities then outstanding, the Unitholders, by vote of a majority in interest of the outstanding Units, may:

(i)

amend the Partnership Agreement (provided that the concurrence of the General Partner is required for any amendment that modifies the compensation or distributions to which the General Partner is entitled or that affects the duties of the General Partner);

(ii)

approve or disapprove the sale or other disposition of all or substantially all of the Partnership’s assets in a single transaction (provided that, the General Partner may sell the last property owned by the Partnership without such consent);

(iii)	dissolve the Partnership;

(iv)	elect a successor general partner; and

(v)	terminate an agreement under which the General Partner provides goods and services to the Partnership.

In addition, subject to the provisions of the Partnership Agreement regarding removal of the General Partner (described below), the Unitholders holding at least 66 2/3% of the outstanding Units may remove the General Partner.

Each limited partner and Unitholder is entitled to cast one vote for each unit of limited partnership interest he or she owns.  However, if any person or group (other than the General Partner and its affiliates) acquires beneficial ownership of 20% or more of any class of Partnership securities (including Units), that person or group loses voting rights with respect to all of his, her, or its securities and such securities will not be considered “outstanding” for voting or notice purposes, except as required by law.  This loss of voting rights will not apply to any person or group that acquires the Partnership securities from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner, or to any person or group who acquires the securities with the prior approval of the Board of Managers of Burlington Capital.

The General Partner may at any time call a meeting of the Unitholders, call for a vote without a meeting of the Unitholders or otherwise solicit the consent of the Unitholders, and is required to call such a meeting or vote or solicit consents following receipt of a written request therefor signed by 10% or more in interest of the outstanding Unitholders. The Partnership does not intend to hold annual or other periodic meetings of Unitholders.

Reports

Within 120 days after the end of the fiscal year, the General Partner will distribute a report to Unitholders that shall include (i) financial statements of the Partnership for such year that have been audited by the Partnership’s independent public accountant, (ii) a report of the activities of the Partnership during such year, and (iii) a statement (which need not be audited) showing distributions of Net Interest Income and Net Residual Proceeds. The annual report will also include a detailed statement of the amounts of fees and expense reimbursements paid to the General Partner and its affiliates by the Partnership during the fiscal year.

Within 60 days after the end of the first three quarters of each fiscal year, the General Partner will distribute a report that shall include (i) unaudited financial statements of the Partnership for such quarter, (ii) a report of the activities of the Partnership during such quarter, and (iii) a statement showing distributions of Net Interest Income and Net Residual Proceeds during such quarter.  With respect to both the annual and quarterly reports described above, the filing of the Partnership’s annual and quarterly reports on Forms 10-K and 10-Q with the SEC are deemed to satisfy the foregoing report delivery obligations.

The Partnership will also provide Unitholders with a report on Form K-1 or other information required for federal and state income tax purposes within 75 days of the end of each year.

Withdrawal or Removal of the General Partner

The General Partner may not withdraw voluntarily from the Partnership or sell, transfer, or assign all or any portion of its interest in the Partnership unless a substitute general partner has been admitted in accordance with the terms of the Partnership Agreement. With the consent of a majority in interest of the Unitholders, the General Partner may at any time designate one or more persons as additional general partners, provided that the interests of the limited partners and Unitholders in the Partnership are not reduced thereby. The designation must meet the conditions set out in the Partnership Agreement and comply with the provisions of the Delaware LP Act with respect to admission of an additional general partner. In addition to the requirement that the admission of a person as successor or additional general partner have the consent of the majority in interest of the Unitholders, the Partnership Agreement requires, among other things, that (i) such person agree to and execute the Partnership Agreement, and (ii) counsel for the Partnership or Unitholders render an opinion that such person’s admission would not result in the loss of limited liability of any limited partner or Unitholder or cause the Partnership or any of its affiliates to be taxed as a corporation or other entity under U.S. federal tax law.

With respect to the removal of the General Partner, the Partnership Agreement provides that the General Partner may not be removed unless that removal is approved by a vote of the holders of not less than 66 2/3% of the outstanding Units, including Units held by the General Partner and its affiliates, voting together as a single class, and the Partnership receives an opinion of counsel regarding limited liability and tax matters.  Any removal of the General Partner also will be subject to the approval of a successor general partner by the vote of a majority in interest of the outstanding Units voting as a single class.

In addition, the Partnership Agreement provides that, under circumstances where the General Partner withdraws without violating the Partnership Agreement or is removed by the Unitholders without cause, the departing General Partner will have the option to require the successor general partner to purchase the general partner interest of the departing General Partner and its general partner distribution rights for their fair market value.  This fair market value will be determined by agreement between the departing General Partner and the successor general partner.  If no such agreement is reached, an independent investment banking firm or other independent expert selected by the departing General Partner and successor general partner will determine the fair market value.  If the departing General Partner and successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.  If the option described above is not exercised, the departing General Partner’s interest and general partner distribution rights will automatically convert into Units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described above.

The Partnership Agreement also provides that if the General Partner is removed as the Partnership’s general partner under circumstances where cause does not exist and the Units held by the General Partner and its affiliates are not voted in favor of that removal, the General Partner will have the right to convert its general partner interest and its general partner distribution rights under the Partnership Agreement into Units or receive cash in exchange for those interests from the Partnership.

Effect of Removal, Bankruptcy, Dissolution, or Withdrawal of the General Partner

In the event of a removal, bankruptcy, dissolution, or withdrawal of the General Partner, it will cease to be the General Partner but will remain liable for obligations arising prior to the time it ceases to act in that role. The former General Partner’s interest in the Partnership will be converted into a limited partner interest having the same rights to share in the allocations of income and losses of the Partnership and distributions of Net Interest Income, Net Residual Proceeds and cash distributions upon liquidation of the Partnership as it did as General Partner. Any successor general partner shall have the option, but not the obligation, to acquire all or a portion of the interest of the removed General Partner at its then fair market value. The Partnership Agreement bases the fair market value of the General Partner’s interest on the present value of its future administrative fees and distributions of Net Interest Income plus any amount that would be paid to the removed General Partner upon an immediate liquidation of the Partnership. Any disputes over valuation in connection with an option exercised by the successor general partner would be settled by the successor general partner and removed General Partner through arbitration.

Amendments

Amendments to the Partnership Agreement may be proposed by the General Partner or by the limited partners holding 10% or more of the outstanding limited partnership interests.  In order to adopt a proposed amendment, other than the amendments discussed below which may be approved solely by the General Partner, the General Partner must seek approval of the holders of the required number of Units to approve the amendment, whether by written consent or pursuant to a meeting of the Unitholders to consider and vote upon the proposed amendment.

In addition to amendments to the Partnership Agreement adopted by the Unitholders, the Partnership Agreement may be amended by the General Partner, without the consent of the limited partners or Unitholders, in certain respects if such amendments are not materially adverse to the interest of the Unitholders, to reflect the following:

•	to change the name of the Partnership, the location of its principal place of business, its registered agent, or its registered office;

•	to add to the representations, duties, or obligations of the General Partner or surrender any right or power granted to the General Partner in the Partnership Agreement;

•

to change the fiscal year or taxable year of the Partnership and any other changes the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year;

•

to cure any ambiguity or correct or supplement any provision of the Partnership Agreement which may be inconsistent with the intent of the Partnership Agreement, if such amendment is not materially adverse to the interests of the limited partners and Unitholders in the sole judgment of the General Partner;

•

to amend any provision the General Partner determines to be necessary or appropriate to satisfy any judicial authority or any order, directive, or requirement contained in any federal or state statute, or to facilitate the trading of Units or comply with the rules of any national securities exchange on which the Units are traded;

•

to amend any provision the General Partner determines to be necessary or appropriate to ensure the Partnership will be treated as a partnership, and that each Unitholder and limited partner will be treated as a limited partner, for federal income tax purposes;

•	to reflect the withdrawal, removal, or admission of partners;

•

to provide for any amendment necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, the General Partner, or their managers, directors, officers, trustees, or agents from being subject to the Investment Company Act of 1940, the Investment Advisers Act of 1940, or the “plan asset” regulations under ERISA;

•

to effectuate any amendment to the Partnership Agreement or the Partnership’s certificate of limited partnership that the General Partner determines to be necessary or appropriate in connection with the authorization of the issuance of any class or series of Partnership securities; and

•	any other amendments substantially similar to any of the foregoing.

However, notwithstanding the foregoing, any amendment to the Partnership Agreement that (i) would have a material adverse effect on the existing terms of the Series A Preferred Units, or (ii) creates Partnership securities senior to the Series A Preferred Units, must be approved by the affirmative vote or consent of the holders of at least a majority of the outstanding Series A Preferred Units, voting as a single class.

Dissolution and Liquidation

The Partnership will continue in existence until dissolved under the terms of the Partnership Agreement.  The Partnership will dissolve upon:

(i)

the passage of 90 days following the bankruptcy, dissolution, withdrawal, or removal of a general partner who is at that time the sole general partner, unless all of the remaining partners entitled to vote (it being understood that for purposes of this provision the initial limited partner shall vote as directed by a majority in interest of the Unitholders) agree in writing to continue the business of the Partnership and a successor general partner is designated within such 90-day period;

(ii)	the election by a majority in interest of the Unitholders or by the General Partner (subject to the consent of a majority in interest of the Unitholders) to dissolve the Partnership;

(iii)	any other event causing the dissolution of the Partnership under the laws of the State of Delaware.

Upon dissolution of the Partnership, its assets will be liquidated and after the payment of its obligations and the setting up of any reserves for contingencies that the General Partner considers necessary, any proceeds from the liquidation will be distributed as set forth under “– Distributions Upon Liquidation” above.

Designation of Tax Matters Partner

The General Partner has been designated as the Partnership’s “tax matters partner” for purposes of federal income tax audits pursuant to Section 6231 of the Internal Revenue Code and the regulations thereunder. Each Unitholder agrees to execute any documents that may be necessary or appropriate to maintain such designation.

Tax Elections

Under the Partnership Agreement, the General Partner has the exclusive authority to make or revoke any tax elections on behalf of the Partnership.

Books and Records

The books and records of the Partnership shall be maintained at the office of the Partnership located at 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, and shall be available there during ordinary business hours for examination and copying by any Unitholder or his or her duly authorized representative. The records of the Partnership will include, among other records, a list of the names and addresses of all Unitholders, and Unitholders will have the right to secure, upon written request to the General Partner and payment of reasonable expenses in connection therewith, a list of the names and addresses of, and the number of Units held by, all Unitholders.

Accounting Matters

The fiscal year of the Partnership is the calendar year. The books and records of the Partnership shall be maintained on an accrual basis in accordance with generally accepted accounting principles.

Other Activities

The Partnership Agreement allows the General Partner and its affiliates to engage generally in other business ventures and provides that limited partners and Unitholders will have no rights with respect thereto by virtue of the Partnership Agreement. In addition, the Partnership Agreement provides that an affiliate of the General Partner may acquire and hold debt securities or other interests secured by a property that also secures a mortgage bond held by the Partnership, provided that such mortgage bond is not junior or subordinate to the interest held by such affiliate.

Derivative Actions

The Partnership Agreement provides that a Unitholder may bring a derivative action on behalf of the Partnership to recover a judgment to the same extent as a limited partner has such rights under the Delaware LP Act.  The Delaware LP Act provides for the right to bring a derivative action, although it authorizes only a partner of a partnership to bring such an action. There is no specific judicial or statutory authority governing the question of whether an assignee of a partner (such as a Unitholder) has the right to bring a derivative action where a specific provision exists in the Partnership Agreement granting such rights. Furthermore, there is no express statutory authority for a limited partner’s class action in Delaware, and whether a class action may be brought by Unitholders to recover damages for breach of the General Partner’s duties in Delaware state courts is unclear.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following describes U.S. federal income tax considerations with respect to the purchase, ownership and disposition of the Units. This description is based on existing U.S. federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury Regulations thereunder, and judicial and administrative interpretations thereof, all of which is subject to change, possibly with retroactive effect. This description does not address all aspects of U.S. federal income taxation that may be relevant to a Unitholder in light of a Unitholder’s personal circumstances or to certain types of Unitholders subject to special treatment under the U.S. federal income tax laws (including financial institutions, insurance companies, broker-dealers, and, except to the extent discussed below, tax-exempt entities, partnerships, or other pass-through entities and non-U.S. Unitholders), and it does not discuss any aspects of state, local, or foreign tax law. This discussion assumes that a Unitholder will hold its Units as a “capital asset” (generally, property held for investment) under the Code.

The Company is unable to conclude or opine that interest on any mortgage revenue bond held by the Company is currently excludable from gross income of a bondholder for federal income tax purposes because the facts necessary to provide such a conclusion are unknown and not reasonably available to the Company or counsel, such facts cannot be obtained by the Company or counsel without unreasonable effort or expense, and because such facts rest peculiarly within the knowledge of other persons not affiliated with the Company. Specifically, such conclusion would require detailed information and calculations from the respective issuer, borrower, bond trustee, and guarantors of each mortgage revenue bond regarding eligibility under and compliance with the applicable provisions of the Internal Revenue Code of 1954 and 1986, as applicable, and all related regulations, including without limitations, information and computations relating to the investment of bond proceeds, use of bond proceeds, occupancy of bond-financed properties and rebate payments to the United States. Both the Company and its counsel have determined it is not possible to obtain this information and computations for all mortgage revenue bonds.

No ruling on the federal, state, or local tax considerations relevant to the purchase, ownership and disposition of the Partnership’s Units, or the statements or conclusions in this description, has been or will be requested from the Internal Revenue Service (“IRS”) or from any other tax authority, and a taxing authority, including the IRS, may not agree with the statements and conclusions expressed herein. We urge Unitholders to consult their own tax advisors about the specific tax consequences to them of purchasing, holding, and disposing of our Units, including the application and effect of federal, state, local, and foreign income and other tax laws.  References herein to “we,” “us,” “our,” “ours,” or similar words or phrases refer to the Partnership.

Income Tax Considerations Relating to the Partnership and its Unitholders

Partnership Status. Under the “check-the-box” regulations promulgated by the IRS, absent an election to be treated as an association taxable as a corporation, an entity formed as a partnership such as the Partnership generally will be treated as a partnership for income tax purposes. The Partnership is a limited partnership under Delaware law and it will not file any election with the IRS to be treated as an association taxable as a corporation.  Subject to the discussion below concerning Publicly Traded Partnerships under the heading “Treatment of the Partnership as a Publicly Traded Partnership,” the Partnership will be treated as a partnership for federal income tax purposes and the holders of Units will be subject to tax as partners.

Because the Partnership will be treated as a partnership for income tax purposes, it will not be liable for any income tax. Rather, all items of the Partnership’s income, gain, loss, deduction or tax credit will be allocated to its partners (including the Unitholders), who will be subject to taxation on their distributive share thereof. Taxable income allocated by the Partnership to Unitholders with respect to a taxable year may exceed the amount of cash distributed by the Partnership to Unitholders for such year.

The Partnership is not intended to act as a “tax shelter” and will not register as such with the IRS.

Treatment of the Partnership as a Publicly Traded Partnership.  The listing of our common Units on the NASDAQ causes us to be treated as a “publicly traded partnership” for U.S. federal income tax purposes. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its annual gross income in each year is “qualifying” income which is defined as interest, dividends, real property rents, gains from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items. In determining whether interest is treated as “qualifying income” under these rules, interest income derived from a “financial business” and income and gains derived by a “dealer” in securities is not treated as qualifying income. We believe at least 90% of our annual gross income in each prior year of our operations was qualifying income, and we intend to conduct our operations in a manner such that at least 90% of our gross income will constitute qualifying income. Furthermore, we do not believe that we are engaged in a financial business or are acting as a dealer, because we are acting strictly as a long-term investor with respect to our investments and we do not conduct bond origination activities. However, there is no clear guidance as to what constitutes a financial business for purposes of the publicly traded partnership regulations and it is possible that the IRS could assert that our activities constitute a financial business. If the IRS successfully asserted that we were involved in a financial business or were acting as a dealer, less than 90% of our income could be found to be qualifying income. In addition, in determining whether interest is treated as qualifying income, interest income that is determined based upon the income or profits of any person is not treated as qualifying income. It is possible that the IRS could take the position that the contingent interest payable on some of our mortgage revenue bonds is determined based upon the income or profits (rather than the net cash flow) of the properties financed by these bonds and, accordingly, would not be qualifying interest. Since, in certain years, more than 10% of our interest income was in the form of such contingent interest, the IRS could take the position that we fail to qualify for the qualifying income exception to the publicly traded partnership rules and that we should be taxed as a corporation.

If for any reason less than 90% of our gross income constitutes qualifying income, items of income and deduction would not pass through to our Unitholders and our Unitholders would be treated for federal income tax purposes as Unitholders in a corporation. We would be required to pay income tax at regular corporate rates on any portion of our net income that did not constitute tax-exempt income. In addition, a portion of our tax-exempt income may be included in determining our alternative minimum tax liability. To the extent we are required to pay income taxes, it will reduce the cash that we would otherwise have available for distributions. In addition, all distributions made by us to our Unitholders would constitute dividend income taxable to such Unitholders to the extent of our earnings and profits, which would include tax-exempt income, as well as any taxable income we might have. In that case, Unitholders could not treat any of these distributions as tax-exempt income and the Partnership could not deduct amounts paid as dividends from its gross income.  These consequences would have a material adverse effect on us, our Unitholders and the value of the Units.

Taxation of the Partnership and Unitholders.  A partnership is not subject to federal income tax. Because the Partnership will be classified as a partnership for tax purposes, and assuming that at least 90% of the Partnership’s gross income will constitute qualifying income such that it will not be a publicly traded partnership taxable as a corporation, the Partnership will not be subject to federal income tax and each Unitholder will be required to report on its income tax return its distributive share of the Partnership’s income, gain, loss, deduction and items of tax preference and will be subject to tax on its distributive share of the Partnership’s taxable income, regardless of whether any portion of that income is, in fact, distributed to such Unitholder in the Unitholder’s taxable year within which or with which the Partnership’s taxable year ends. Thus, Unitholders may be required to accrue income, without the current receipt of cash, if the Partnership does not make cash distributions while generating taxable income. Consequently, although it is not anticipated, a Unitholder’s tax liability with respect to its share of the Partnership’s taxable income may exceed the cash actually distributed in a given taxable year. The Partnership currently uses the calendar year as its taxable year.

The Partnership will file a federal tax return on Form 1065 and will provide information as to each Unitholder’s distributive share of the Partnership’s income, gain, loss, deduction and items of tax preference on a Schedule K-1 supplied to such Unitholder after the close of the fiscal year. In preparing such information, the Partnership will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each Unitholder’s allocable share of income, gain, loss and deduction. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Internal Revenue Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expenses to the Partnership and its Unitholders as a result of contesting such contentions, as well as an increase in tax liability to Unitholders as a result of adjustments to their allocable share of our income, gain, loss and deduction. See “Tax Returns, Audits, Interest and Penalties.”

Capital Gain Upon Sale of Assets.  The Partnership may, from time to time, sell, dispose of or otherwise be treated as disposing of, certain of its assets. Such sale or disposition may result in taxable capital gain.

Unitholder’s Basis in Units.  A Unitholder’s adjusted basis in the Partnership’s Units is relevant in determining the gain or loss on the sale or other disposition of Units and the tax consequences of a distribution from the Partnership. See “Treatment of Cash Distributions to Unitholders from the Partnership.” In addition, a Unitholder is entitled to deduct on its income tax return, subject to the limitations discussed below, its distributive share of the Partnership’s net loss, if any, to the extent of the Unitholder’s adjusted basis in its Units.

A Unitholder’s initial basis in its Units will be the purchase price for the Units, increased by the Unitholder’s share of items of our income (including any tax-exempt interest) and gain, and reduced, but not below zero, by (a) the Unitholder’s share of items of Company loss and deduction (including any nondeductible expenses), and (b) any cash distributions a Unitholder receives from the Partnership.

Treatment of Cash Distributions to Unitholders from the Partnership.  Cash distributions made to Unitholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease a Unitholder’s share of taxable income or loss from the Partnership. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but would reduce a Unitholder’s adjusted basis in its Units. Distributions of cash in excess of a Unitholder’s adjusted basis in its Units will result in the recognition of gain to the extent of such excess.

Limitations on Deductibility of Losses.  In the event a Unitholder is allocated losses, the Unitholder generally will be entitled to deduct its distributive share of any losses of the Partnership to the extent of the Unitholder’s tax basis of its Units at the end of the year in which such losses occur. However, Unitholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to additional limitations on deducting losses of the Partnership.

Limitation on the Deductibility of Interest Expense.  The Internal Revenue Code disallows any deduction for interest paid by any taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS may take the position that a Unitholder’s allocable portion of any interest paid by the Partnership on its borrowings, and any interest paid by a Unitholder on indebtedness incurred to purchase Units, should be viewed in whole or in part as incurred to enable such Unitholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such Unitholder should be disallowed in whole or in part. To the extent the Partnership’s borrowings are deemed to be incurred by it for the purpose of financing its portfolio of mortgage revenue bonds, a Unitholder’s allocable portion of any interest paid by the Partnership on these borrowings will be disallowed.

In the absence of direct evidence linking debt with purchasing or carrying tax-exempt obligations (for example, the tax-exempt obligations secure the debt), there is an exception to the interest disallowance rule if the taxpayer holds only an insubstantial amount of tax-exempt obligations. This exception does not apply to banks, certain other financial institutions, or dealers in tax-exempt securities. However, to the extent that an investor’s debt would be allocated to purchasing or carrying its Units, such Units should only be treated as tax-exempt obligations for purposes of the interest disallowance rule in the same proportion as the assets of the Partnership comprise tax-exempt obligations (based on their adjusted tax basis or perhaps capital account value). The Partnership will report to Unitholders at the end of each year the average percentage of its assets (based on adjusted tax basis and capital account value) that were invested in obligations believed to be tax-exempt each year. It is uncertain whether an annual average or more frequent adjustments should be used.

Assuming interest on indebtedness is otherwise deductible, the deductibility of a non-corporate taxpayer’s “investment interest” expense is further limited to the amount of such taxpayer’s “net investment income.”

Allocation of Income, Gain, Loss and Deduction.  In preparing the Partnership’s tax returns, and in determining the Unitholders’ allocable share of the Partnership’s items of income, gain, loss and deduction, the Partnership will utilize various accounting and reporting conventions, some of which are discussed herein. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Internal Revenue Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully challenge the Partnership’s use of such conventions.

The Partnership generally allocates each item of its income, gain, loss or deduction among the General Partner and Unitholders in accordance with their respective percentage interests in the Partnership. However, the Partnership will make certain special allocations in connection with the issuance of new Partnership Units in accordance with the principles of Section 704(c) of the Internal Revenue Code. Upon the issuance of additional Units, the Partnership expects that it will restate the “book” capital accounts of the existing Unitholders under applicable Treasury Regulations in order to reflect the fair market value of the Partnership’s assets at the time additional Units are issued. This restatement of the existing Unitholders’ book capital accounts measures any gain or loss inherent in Partnership assets at the time new Unitholders are admitted to the Partnership. Section 704(c) requires the Partnership to specially allocate certain items of gain or loss among the Unitholders in order to eliminate differences between their book capital accounts (which now reflect the fair market value of Partnership property on the date the new Units are issued) and their tax capital accounts (which reflect the Partnership’s tax basis in these assets).

Effects of a Section 754 Election.  The Partnership has made the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS. As discussed below, the election generally permits the Partnership to adjust the tax basis of certain of its assets to reflect the purchase prices paid by purchasers of Units from existing Unitholders. Generally, when Units are purchased from an existing

Unitholder (rather than being acquired directly from the Partnership, such as in an offering), the purchaser’s tax basis in those Units (referred to as the purchaser’s “outside basis”) initially will equal the purchase price he or she paid for the Units. However, the purchaser’s outside basis does not necessarily reflect his or her proportionate share of the Partnership’s tax basis in its assets (referred to as the purchaser’s “inside basis”) at the time of purchase, and this difference may have tax consequences to the purchaser. Because the Partnership has made a Section 754 election, the Partnership will make an adjustment under Section 743(b) of the Internal Revenue Code to a share purchaser’s “inside basis” in the Partnership’s assets so that those assets reflect the price such purchaser paid for his or her Units. As a result, a purchaser of Units will have an inside basis in our assets consisting of (1) such Unitholder’s share of our tax basis in our assets at the time of the purchase of Units (“common basis”) and (2) such Unitholder’s Section 743(b) adjustment to that basis. The Section 743(b) adjustment affects only the inside basis of the share purchaser’s portion of Partnership assets and does not affect other Unitholders.

A basis adjustment is required under Section 743(b) regardless of whether a Section 754 election is made if Units are transferred at a time when the Partnership has a substantial built-in loss in its assets immediately after the transfer, or if the Partnership distributes property and has a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

A Section 743(b) basis adjustment is advantageous to a purchaser of Units if the purchaser’s outside basis in his or her Units is higher than such purchaser’s inside basis. In that case, as a result of the election, the purchaser would, among other things, be allocated a greater amount of depreciation and amortization deductions (assuming the Partnership has depreciable or amortizable assets) and his or her allocable share of any gain on a sale of Partnership assets would be less than it would be absent such adjustment. Conversely, a Section 743(b) basis adjustment is disadvantageous to a purchaser of Units if the purchaser’s outside basis in his or her Units is lower than such purchaser’s inside basis because it would cause such purchaser to be allocated a lesser amount of the Partnership’s depreciation and amortization deductions and his or her allocable share of any gain on a sale of Partnership assets would be greater than it would be absent such adjustment.

The allocation of any Section 743(b) adjustment among the Partnership’s assets must be made in accordance with the Internal Revenue Code, but will involve a number of assumptions and the application of judgment by the General Partner. Accordingly, the IRS could challenge some of these allocations and, for example, seek to allocate some or all of any Section 743(b) adjustment from tangible assets that may be amortized or depreciated to goodwill or other asset classes that are either nonamortizable or amortizable over a longer period of time. We cannot assure Unitholders that the determinations the Partnership makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.  Should the IRS require a different basis adjustment to be made, and should, in the opinion of the General Partner, the expense of compliance exceed the benefit of the election, the General Partner may seek permission from the IRS to revoke the Partnership’s Section 754 election. If permission is granted, a subsequent purchaser of Units may be allocated more income than he or she would have been allocated had the election not been revoked.

Furthermore, strict adherence to Treasury Regulations in making certain Section 743(b) adjustments could result in tax differences among Unitholders that adversely affect the continued uniformity of the tax characteristics of Units. As a result, the General Partner has adopted certain 743(b) adjustment methods or conventions that are designed to preserve the uniformity of Units, but that may be inconsistent with certain Treasury Regulations. Please see “Uniformity of Units,” below. The validity of these methods and conventions is uncertain because there is no clear authority on these issues. If the IRS successfully challenged any method used by the General Partner for making the Section 743(b) adjustments, the uniformity of Units might be affected, and the gain or loss realized by a Unitholder from the sale of Units might be affected.

Uniformity of Units.  Because Units trade in the public market and many Units are held in street name by banks, brokers and other nominees, the Partnership cannot match transferors and transferees of Units. As a result, we must maintain uniformity of the economic and tax characteristics of the Units to a purchaser of Units. In the absence of uniformity, the Partnership may be unable to completely comply with a number of federal income tax requirements under the Internal Revenue Code and the Treasury Regulations. A lack of uniformity can result from a literal application of Treasury Regulations pertaining to the Partnership’s method of depreciating or amortizing its Section 743(b) adjustments or from a determination that certain curative allocations designed to prevent the application of Treasury Regulation “ceiling limitations” as it attempts to eliminate book and tax disparities are unreasonable.

The Partnership has adopted reasonable Section 743(b) adjustment methods and other conventions to preserve the uniformity of the intrinsic tax characteristics of Units, none of which should have a material adverse effect on the Unitholders.  No legal opinion has been obtained on the validity of any of these positions. The IRS may challenge any method of accounting for the Section 743(b) adjustment or other methods or conventions adopted by the Partnership. If any such challenge were sustained, the uniformity of Units, and the resulting gain or loss from the sale of those Units, might be affected.

Disposition of Units.  There are a number of federal income tax considerations arising from the sale of Units including:

Recognition of Gain or Loss. Taxable gain or loss will be recognized on a sale or other disposition of Units equal to the difference between the amount realized by the selling Unitholder and his or her tax basis in the Units sold. The amount realized by a Unitholder from the sale of Units will be measured by the sum of the cash or the fair market value of other property received by such selling Unitholder plus his or her share of the Partnership’s nonrecourse liabilities, if any, attributable to the Units sold. Gain or loss recognized by a Unitholder, other than a “dealer” in Units, on the sale or exchange of Units held for one year or less will generally be taxable as a short-term capital gain or loss.

Gain or loss recognized by a Unitholder, other than a “dealer” in Units, on the sale or exchange of Units held for more than one year will generally be taxable as a long-term capital gain or loss.

Allocations Between Transferors and Transferees.  In general, taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Unitholders, in proportion to the number of Units beneficially owned by each of them as of the closing of trading on the last business day of a month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders beneficially owning Units as of the closing of trading on the last business day of a month in which that gain or loss is recognized. As a result, a Unitholder acquiring Units may be allocated income, gain, loss and deduction realized prior to the date of transfer. The use of this method may not be permitted under existing Treasury Regulations. The General Partner uses this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the Unitholder’s interest, the Partnership’s taxable income or losses might be reallocated among the Unitholders. The General Partner is authorized to revise the method of allocation between transferor and transferee Unitholders, as well as Unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A Unitholder who owns Units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Constructive Termination. The Partnership will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. A constructive termination results in the closing of the Partnership’s taxable year for all Unitholders. In the case of a Unitholder reporting on a taxable year other than a taxable year ending December 31, the closing of the Partnership’s taxable year may result in more than twelve months of taxable income or loss being includable in such Unitholder’s taxable income for the year of termination. The Partnership would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code. A termination could also result in penalties if the Partnership was unable to determine that the termination had occurred. The Partnership Agreement contains a provision that is designed to prevent transfers of Units that would result in a tax termination of the Partnership, but there is no assurance that it would actually prevent a tax termination from occurring.

Partnership Expenses.  The Partnership has incurred or will incur various expenses in connection with its ongoing administration and operation. Payment for services generally is deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. The Partnership anticipates that a substantial portion of its ordinary expenses will be allocable to tax-exempt interest income. The Internal Revenue Code prohibits the deduction of any expense otherwise allowable under Code Section 212 which is allocable to tax-exempt interest income. The Partnership allocates its expenses in proportion to the amount of tax-exempt income and taxable income that it receives. Unitholders generally will not be permitted to deduct the portion of the Partnership’s expenses related to tax-exempt income in calculating their federal income tax liability. Borrowers pay certain fees they incur in connection with obtaining financing from the Partnership directly to the General Partner. The Partnership treats these fees as earned directly by the General Partner for services it renders to the borrowers. It is possible that the IRS could contend such fees should be treated as additional taxable income to the Partnership and additional expense. If such position were asserted and upheld, it would result in the Partnership recognizing additional taxable income, but all or a substantial portion of the additional expense would be disallowed. In addition, depending on the amount of such income relative to the Partnership’s other income, it could result in the Partnership being treated as a publicly traded partnership taxable as a corporation.

The IRS may not agree with the Partnership’s determinations as to the deductibility of fees and expenses and might require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions were to be disallowed, on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, the Partnership’s taxable income would be increased or its losses would be reduced.

Treatment of Syndication Expenses.  Except as discussed below, neither the Partnership nor any Unitholder is permitted to deduct, for federal income tax purposes, amounts paid or incurred to sell or market Units in the Partnership (“syndication expenses”). The determination as to whether or not expenses are syndication expenses is a factual determination which will initially be made by the Partnership. The IRS could challenge the Partnership’s determination expenses are not syndication expenses.

Backup Withholding.  Distributions to Unitholders whose Units are held on their behalf by a “broker” may constitute “reportable payments” under the federal income tax rules regarding “backup withholding.” Backup withholding, however, would apply only if the Unitholder (i) failed to furnish its Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the broker), or (ii) furnished an incorrect Social Security number or taxpayer identification number. If “backup withholding” were applicable to a Unitholder, the Partnership would be required to withhold 28% of each distribution to such Unitholder and to pay such amount to the IRS on behalf of such Unitholder.

Issuance of Additional Units.  The Partnership may issue new Units to additional investors to finance the acquisition of additional investments. On any issuance of additional Units, the Partnership expects that it will adjust the capital accounts of the existing Unitholders for capital account maintenance purposes under applicable Treasury Regulations in order to reflect a revaluation of the Partnership’s assets (based on their then fair market value, net of liabilities to which they are then subject).

Tax Returns, Audits, Interest and Penalties.  After the end of the calendar year, the Partnership will supply a Schedule K-1 to IRS Form 1065 to each Unitholder of record as of the last day of each month during the year. The Partnership is not obligated to provide tax information to persons who are not Unitholders of record.

State, Local and Foreign Income Taxes.  In addition to the U.S. federal income tax consequences described above, Unitholders should consider potential state, local and foreign tax consequences of an investment in the Partnership and are urged to consult their individual tax advisors in this regard. The rules of some states, localities and foreign jurisdictions for computing and/or reporting taxable income may differ from the federal rules.  Interest income that is tax-exempt for federal purposes is generally subject to state taxes, except in the state in which the property securing the Partnership’s investment and the bond issuer are located. All the bonds and interest income thereon may be subject to taxation by localities and foreign jurisdictions. An investment in the Partnership’s Units could also require Unitholders to file tax returns in various jurisdictions, although the Partnership is not aware of any current filing obligations.

Under the tax laws of certain states, the Partnership may be subject to state income or franchise tax or other taxes applicable to the Partnership. Such taxes may decrease the amount of distributions available to Unitholders.  Unitholders are advised to consult with their tax advisors concerning the tax treatment of the Partnership, and the effects under the tax laws of the states applicable to the Partnership and its Unitholders.

Tax-Exempt Unitholders.  A Unitholder that is a tax-exempt organization for U.S. federal income tax purposes and, therefore, generally exempt from U.S. federal income taxation, may nevertheless be subject to “unrelated business income tax” to the extent, if any, that its allocable share of our income consists of “unrelated business taxable income,” or UBTI. A tax-exempt partner in a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI, its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, such tax-exempt partner could be treated as earning UBTI to the extent that such entity derives from the partnership income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (i.e., indebtedness incurred in acquiring or holding property).

We expect that we will incur “acquisition indebtedness” with respect to certain of our assets. To the extent we recognize taxable income in the form of interest from debt securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of such income that will be treated as UBTI generally will be equal to the amount of such income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by us during the taxable year. To the extent we recognize gain from disposition of securities with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the securities during the twelve-month period ending with the date of their disposition, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by us during the taxable year. In addition, tax-exempt U.S. Unitholders may be subject to the alternative minimum tax (“AMT”) with respect to income we receive from any of our debt-financed mortgage revenue bonds.

Because we expect to incur “acquisition indebtedness” with respect to certain of our assets, we expect that tax-exempt Unitholders will recognize a significant amount of “unrelated business taxable income” as a result of an investment in our Units. Accordingly, prospective purchasers who are tax-exempt organizations are urged to consult their tax advisors concerning the possible U.S. federal, state, local, and non-U.S. tax consequences arising from an investment in our Units.

Partnerships.  If an entity or arrangement which is treated as a partnership for U.S. federal income tax purposes is a Unitholder, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partner of a partnership that is a Unitholder should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our Units.

Non-U.S. Unitholders.  Whether an investment in our Units is appropriate for a non-U.S. person will depend upon that person’s particular circumstances. An investment in our Units by a non-U.S. person may have adverse U.S. federal, state and /or local tax consequences for such non-U.S. person. Non-U.S. persons should consult their tax advisors before investing in our Units.

For purposes of the following discussion, a “non-U.S. Unitholder” is a beneficial owner of our Units that is neither (i) an individual that is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, nor (iv) a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

Non-U.S. Unitholders generally will be subject to withholding of U.S. federal income tax at a 30% rate on their allocable Units of the gross amount of our dividend income, any taxable interest income, rental income, and any other fixed or determinable annual or periodical income received from sources within the United States that is not treated as effectively connected with a trade or business within the United States. The 30% rate may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which a non-U.S. Unitholder resides or is organized, provided the non-U.S. Unitholder provides the applicable withholding agent with the required certification (generally, on IRS Form W8-BEN). Under the “portfolio interest exemption,” the 30% withholding tax does not apply to certain interest income from obligations of U.S. persons allocable to certain non-U.S. Unitholders (provided certain requirements are met and the required certification is made by the non-U.S. Unitholder). In general, the “portfolio interest exception” does not apply to contingent interest. Moreover, a non-U.S. Unitholder generally will not be subject to U.S. federal income tax on its allocable share of our capital gains unless (i) such gains are effectively connected with the conduct of a U.S. trade or business of such non-U.S. Unitholders (and, if an income tax treaty is applicable, such gains are not attributable to a permanent establishment in the United States maintained by such non-U.S. Unitholder), or (ii) such non-U.S. Unitholder is an individual who is present in the United States for 183 or more days during the taxable year and satisfies certain other conditions. In general, gains from U.S. real property interests (including certain rights to contingent interest) are deemed effectively connected with a U.S. trade or business.

Non-U.S. Unitholders treated as engaged in a U.S. trade or business are generally subject to U.S. federal income tax at the graduated rates applicable to U.S. persons on their net income which is considered to be effectively connected with such U.S. trade or business. Non-U.S. Unitholders that are corporations may also be subject to a 30% branch profits tax on such effectively connected income. The 30% rate applicable to branch profits may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which the non-U.S. person resides or is organized.

We expect that our method of operation will result in us generating income treated (or deemed treated) as effectively connected with the conduct of a U.S. trade or business with respect to non-U.S. Unitholders. If a non-U.S. Unitholder were treated as being engaged in a U.S. trade or business in any year because an investment in our Units in such year constituted a U.S. trade or business, such non-U.S. Unitholder generally would be required to (i) file a U.S. federal income tax return for such year reporting its allocable share, if any, of our income or loss effectively connected with such trade or business, and (ii) pay U.S. federal income tax at regular U.S. tax rates on any such income. Moreover, a corporate non-U.S. Unitholder generally would be subject to a U.S. branch profits tax on its allocable share of our effectively connected income. In addition, a non-U.S. Unitholder would be subject to withholding at the highest applicable rate with respect to such non-U.S. Unitholder’s allocable share of our effectively connected income. Any amount so withheld would be creditable against such non-U.S. Unitholder’s U.S. federal income tax liability, and such non-U.S. Unitholder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Unitholder’s U.S. federal income tax liability for the taxable year. Finally, if we are engaged in a U.S. trade or business, a portion of any gain recognized by a non-U.S. Unitholder on the sale or exchange of its Units may be treated for U.S. federal income tax purposes as effectively connected income, and hence such non-U.S. Unitholder may be subject to U.S. federal income tax on the sale or exchange. To the extent our income is treated as effectively connected income, it may also be treated as non-qualifying income for purposes of the qualifying income exception discussed above under “Treatment of the Partnership as a Publicly Traded Partnership.”

In general, different rules from those described above apply in the case of non-U.S. Unitholders subject to special treatment under U.S. federal income tax law, including a non-U.S. Unitholder (i) that has an office or fixed place of business in the United States or is otherwise carrying on a U.S. trade or business; (ii) who is an individual present in the United States for 183 or more days or has a “tax home” in the United States for U.S. federal income tax purposes; or (iii) who is a former citizen or resident of the United States.

Unitholders who are non-U.S. persons are urged to consult their tax advisors with regard to the U.S. federal income tax consequences to them of acquiring, holding and disposing of the Units, as well as the effects of state, local, and non-U.S. tax laws.

Additional Withholding Requirements.  Under the Foreign Account Tax Compliance Act (“FATCA”) enacted as part of the Hiring Incentives to Restore Employment Act, as well as guidance in the form of regulations and other administrative guidance, the relevant withholding agent may be required to withhold 30% of any interest, dividends, and other fixed or determinable annual or periodical gains, profits, and income from sources within the United States paid after June 30, 2014 or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid after December 31, 2016 to (i) a foreign financial institution (for which purposes includes foreign broker-dealers, clearing organizations, investment companies, hedge funds, and certain other investment entities) unless such foreign financial institution agrees to verify, report, and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is a beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or otherwise qualifies for an exemption from this withholding. If withholding is required under FATCA on a payment, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their own tax advisors regarding the effect, if any, of FATCA on their ownership and disposition of our Units.

Health Care and Reconciliation Act of 2010.  On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act. The Reconciliation Act requires certain U.S. holders who are individuals, estates, or trusts and whose income exceeds certain thresholds to pay a 3.8% Medicare tax. The Medicare tax applies to, among other things, interest, dividends, and other income derived from certain trades or businesses and net gains from the sale or other disposition of certain interests in a partnership, subject to certain exceptions. Some or all of our income may be the type of income that is subject to the Medicare tax, and any gain from the disposition of our Units will be the type of gain that is subject to the tax. Prospective investors should consult their tax advisors regarding the effect, if any, of the Reconciliation Act on their ownership and disposition of our Units.

Other U.S. Federal Income Tax Considerations

The Internal Revenue Code contains certain provisions that could result in other tax consequences as a result of the ownership of mortgage revenue bonds by the Partnership or the inclusion in certain computations including, without limitation, those related to the corporate Alternative Minimum Tax, of interest that is excluded from gross income.

Ownership of tax-exempt obligations by the Partnership may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Unitholders should consult their own tax advisors as to the applicability of any such collateral consequences.

The foregoing description of U.S. federal income tax consequences does not address the circumstances of any particular Unitholder.  Unitholders should consult their own tax advisors as to the specific tax consequences of the purchase, ownership, and disposition of the Partnership’s Units, including the application of state, local, and foreign tax laws.

Item 2.  Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A.

Exhibit Number	Description
1.

Certificate of Limited Partnership of America First Multifamily Investors, L.P. (f/k/a America First Tax Exempt Investors, L.P.) (incorporated herein by reference to Exhibit 3.1 to Form 8-K (No. 000-24843), filed by the registrant on November 12, 2013).

2.

Amendment to the Certificate of Limited Partnership, effective November 12, 2013 (incorporated herein by reference to Exhibit 3.2 to Form 8-K (No. 000-24843), filed by the registrant on November 12, 2013).

3.

America First Multifamily Investors, L.P. First Amended and Restated Agreement of Limited Partnership dated as of September 15, 2015 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (No. 000-24843), filed by the registrant on September 18, 2015).

4.

First Amendment to First Amended and Restated Agreement of Limited Partnership of America First Multifamily Investors, L.P. dated March 30, 2016 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (No. 000-24843), filed by the registrant on March 31, 2016).

5.

Second Amendment to First Amended and Restated Agreement of Limited Partnership of America First Multifamily Investors, L.P. dated May 19, 2016 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (No. 000-24843), filed by the registrant on May 19, 2016).

6.

Articles of Incorporation and Bylaws of America First Fiduciary Corporation Number Five (incorporated herein by reference to Registration Statement on Form S-11 (No. 2-99997) filed by America First Tax Exempt Mortgage Fund Limited Partnership on August 30, 1985).

7.	Form of Beneficial Unit Certificate of the registrant (incorporated herein by reference to Exhibit 4.1 to Form 8-K (No. 000-24843), filed by the registrant on November 12, 2013).
8.

Amended Agreement of Merger, dated June 12, 1998, between the registrant and America First Tax Exempt Mortgage Fund Limited Partnership (incorporated herein by reference to Exhibit 4.3 to Amendment No. 3 to Registration Statement on Form S-4 (No. 333-50513) filed by the registrant on September 14, 1998).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICA FIRST MULTIFAMILY INVESTORS, L.P.
	By:	America First Capital Associates Limited Partnership Two, General Partner of the Registrant
	By:	Burlington Capital, LLC, General Partner of America First Capital Associates Limited Partnership Two

	By:	/s/ Craig S. Allen
Date: _October 31, 2016		Craig S. Allen, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.

Certificate of Limited Partnership of America First Multifamily Investors, L.P. (f/k/a America First Tax Exempt Investors, L.P.) (incorporated herein by reference to Exhibit 3.1 to Form 8-K (No. 000-24843), filed by the registrant on November 12, 2013).

2.

Amendment to the Certificate of Limited Partnership, effective November 12, 2013 (incorporated herein by reference to Exhibit 3.2 to Form 8-K (No. 000-24843), filed by the registrant on November 12, 2013).

3.

America First Multifamily Investors, L.P. First Amended and Restated Agreement of Limited Partnership dated as of September 15, 2015 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (No. 000-24843), filed by the registrant on September 18, 2015).

4.

First Amendment to First Amended and Restated Agreement of Limited Partnership of America First Multifamily Investors, L.P. dated March 30, 2016 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (No. 000-24843), filed by the registrant on March 31, 2016).

5.

Second Amendment to First Amended and Restated Agreement of Limited Partnership of America First Multifamily Investors, L.P. dated May 19, 2016 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (No. 000-24843), filed by the registrant on May 19, 2016).

6.

Articles of Incorporation and Bylaws of America First Fiduciary Corporation Number Five (incorporated herein by reference to Registration Statement on Form S-11 (No. 2-99997) filed by America First Tax Exempt Mortgage Fund Limited Partnership on August 30, 1985).

7.	Form of Beneficial Unit Certificate of the registrant (incorporated herein by reference to Exhibit 4.1 to Form 8-K (No. 000-24843), filed by the registrant on November 12, 2013).
8.

Amended Agreement of Merger, dated June 12, 1998, between the registrant and America First Tax Exempt Mortgage Fund Limited Partnership (incorporated herein by reference to Exhibit 4.3 to Amendment No. 3 to Registration Statement on Form S-4 (No. 333-50513) filed by the registrant on September 14, 1998).